Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated November 20, 2009, relating to the consolidated and combined financial statements and financial statement schedule of Covidien plc (which report expresses an unqualified opinion and includes explanatory paragraphs related to a) the fact that prior to the separation of Covidien plc (formerly Covidien Ltd.) from Tyco International Ltd. on June 29, 2007, the healthcare businesses of Tyco International Ltd. were comprised of the assets and liabilities used in managing and operating the various healthcare businesses of Tyco International Ltd. and include allocations of corporate overhead, net interest expense and other expenses, from Tyco International which may not be reflective of the actual costs or debt which would have been incurred had the Company operated as a separate entity apart from Tyco International, and b) changes in the Company’s method of accounting for uncertain tax positions in 2008, and changes in the measurement date in 2009 and adoption of new recognition and disclosure requirements in 2007 for pension and postretirement plans, all to conform to new authoritative guidance issued by the Financial Accounting Standards Board), and the effectiveness of Covidien plc’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Covidien plc for the year ended September 25, 2009, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 21, 2010